Earnings Conference Call 1Q26

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

Resilient business model mitigates current risks amid the Middle East conflict 3 BUSINESS RESILIENCE Key attributes & Risk exposure mitigants Chemicals Diesel Natural Gas and Bunker oil Ocean Freight Hedging portfolio Inside the fence operations and well-structured contracts Long term contracts and fully dedicated vessels Petrobras-based pricing contracts

HIGHLIGHTS

Solid operational performance and higher pulp prices offset by stronger BRL suzano

Sales Volume

Pulp:
2.8 million tons
(vs. 3.4 million tons in 4Q25 and 2.7 million tons in 1Q25)

Paper and packaging[1]:
315 thousand tons
(vs. 404 thousand tons in 4Q25 and 329 thousand tons in 1Q25)

Pulp Inventory:
Flattish vs. 4Q25

Operating Performance

Adjusted EBITDA:
R$4.6 billion
(vs. R$5.6 billion in 4Q25 and R$4.9 billion in 1Q25)

Operating Cash Generation[2]:
R$2.5 billion
(vs. R$3.7 billion in 4Q25 and R$2.6 billion in 1Q25)

Cash cost ex-downtimes:
R$802/ton
(vs. R$778/ton in 4Q25 and R$859/ton in 1Q25)

Financial Management

Liquidity[3]:
US$6.1 billion
(vs. US$6.6 billion in 4Q25 and US$5.0 billion in 1Q25)

Net debt:
US$13.0 billion
(vs. US$12.6 billion in 4Q25 and US$12.9 billion in 1Q25)

Leverage[4]:
3.3x in US$
(vs. 3.2x in 4Q25 and 3.0x in 1Q25)

[1] Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Considers Finnvera credit line expiring in January 2026. | [4] Net Debt / Adjusted EBITDA in the last twelve months.

4

430 479 357 (24) 56 16 406 535 373 1,790 1,459 1,469 (272) 731 225 1,886 50 1,936 753 382 305 1,440 1,345 Paper Sales¹ (‘000 ton) Average Net Price ($/ton) 1Q25 4Q25 1Q26 161 230 164 79 98 79 89 76 72 329 404 315 1Q25 4Q25 1Q26 LTM 1Q26 Brazilian operations (domestic) 5 Paper Adjusted EBITDA and EBITDA Margin² R$ MM Consolidated (R$/ton) EBITDA Margin (%) 1 Excluding Consumer Goods. ² Excluding impact of Mgmt. LTI; 1Q25: -R$44/ton; 4Q25: -R$24/ton; 1Q26: -R$63/ton; LTM 1Q26: -R$33/ton. 1Q25 4Q25 18% 22% 1Q26 19% PAPER AND PACKAGING BUSINESS US operations Brazilian operations (R$/ton) R$ MM Brazilian operations (exports) US operations (US$/ton) Brazilian operations R$/ton R$/ton US operations Stable volumes y-o-y and cost improvements in Brazilian operations mitigate FX and export price headwinds. U.S. operations face slower demand. 21% 6,215 5,641 5,607 5,789 1,460 1,542 1,558 1,537 LTM 1Q26 LTM 1Q26

556 538 562 2,966 Average FX 4,254 4,798 4,056 545 2,651 3,406 2,835 PULP BUSINESS Sales Volume (‘000 ton) 1Q25 4Q25 1Q26 12,675 LTM 1Q26 Average Net Price – Export Market ($/ton) Adjusted EBITDA and EBITDA Margin (%) 18,694 1Q25 4Q25 1Q26 R$5.85 R$5.40 R$5.26 6 1,605 1,409 1,431 R$ MM R$/ton Margin % 3,253 2,905 2,955 US$ R$ 49% 49% 49% 50% 1,475 1Q25 4Q25 1Q26 R$5.44 Production volume fully sold, with higher volumes y-o-y and pulp price increase LTM 1Q26 LTM 1Q26

176 181 328 12 14 5 (3) (4) 338 314 326 (40) (43) 4Q25 Wood Input 1Q26FXEnergyFixed Cost 778 802 PULP BUSINESS Pulp Cash Cost – 1Q26 vs. 4Q25 (ex-downtimes – R$/ton) 7 Maintenance calendar triggered short-term uptick in cost components, as expected. No conflict related cost pressure in 1Q26. Δ Δ Δ Δ Wood Input Fixed Cost Energy FX +3% Commodity price effect: -R$5/ton 190 181 363 (13) (7) (9) (8) (20) 338 340 326 (34) (43) 1Q25 Wood Input 1Q26FXEnergyFixed Cost 859 802 Pulp Cash Cost – 1Q26 vs. 1Q25 (ex-downtimes – R$/ton) Δ Δ Δ Δ -7% Commodity price effect: -R$20/ton

90% 85% 85% 57% 40% 39% 26% FINANCIAL MANAGEMENT 8 Conservative financial policy with commodity hedging mitigates oil- related price pressures Main oil-related operations Heating Oil Industrial Operations Natural Gas2 Industrial Operations Bunker Oil2 Shipping Commodity Hedging Portfolio Coverage of the total hedgeable exposure3 – ZCC (%) Brent price - As of Mar 31st 26 – US$104/bbl 2Q26 3Q26 4Q26 1Q27 2Q27 Call Put 68.6 68.3 68.4 69.3 68.6 69.3 69.4 59.0 57.5 58.0 54.4 55.2 54.2 54.4 3Q27 4Q27 3Natural gas and VLSFO. Does not include Diesel. 2026 Coverage of the total hedgeable exposure1 86% 2026 Coverage of the total exposure to oil- related inputs 35% Coverage Total expected cash Adjustments (Brent @US$104/bbl): R$810 million Diesel Wood Operations Diesel Road Outbound Logistics Total 12-month EBITDA sensitivity US$1.0/bbl (R$ million)1 12 month-net cash impact @current scenario (R$ million) 112-month sensitivity per US$1.0/bbl. 286% hedged YTG 2026. The cash impact estimate assumes Brent prices above the call strike levels. 9.3 10.3 2.4 12.1 13.0 47.1 No impact 6.0 2.1 1.7 1.8 11.6

61% Expected Cash Adjustments – ZCC (R$ million) FX @ 5.22 ¹ Strong cash flow hedging portfolio partially offsets BRL appreciation risk FINANCIAL MANAGEMENT 196 43 733 681 816 669 764 306 2Q26 3Q26 4Q26 1Q27 2Q27 FX Gap Coverage Call R$4.2 billion Put Notional: US$5.6 billion 1Closing FX rate on 03/31/2026. 6.17 7.08 7.41 7.47 7.44 6.89 6.84 6.70 5.36 6.18 6.33 6.34 6.42 6.02 6.01 5.81 Average Portfolio Strikes 5.97 6.90 Mar. 31st, 2026 Mar. 31st, 2026 Mar. 31st, 2026 Put Call 3Q27 4Q27 1Q28

4.3 0.4 1.0 1.6 2.8 2.9 8.7 1.8 6.1 3.1 3.2 3.2 3.0 3.2 3.3 10 Dec/25Mar/25 Mar/26 Leverage (Net debt/Adjusted EBITDA LTM) FINANCIAL MANAGEMENT In R$ In US$ Higher net debt in USD driven by dividends and capex payouts, along with concentration of bond-related interest payments 1Total Capex on accrual basis. | 2Include leasing payments, income taxes, among other. Adjusted EBITDA LTM and Net Debt (US$ billion) Stand-by facilities Liquidity Mar.26 9M26 2027 2028 2031 onwards2029 Average Cost (in US$): 5.0% p.a. Average Term: 75 months Amortization Schedule (US$ billion) Cash on hand (41% in US$) 2030 (12.6) -12.4989 (13.0) 0.9 (0.6) (0.0) (0.2) (0.3) (0.2) Net Debt Dec.25 Adjusted EBITDA Total Capex¹ Working Capital Accrued Net Interest Others² Net Debt Mar.26 3.9 3.9Adjusted EBITDA LTM Dividends

Looking ahead… 11 o Management focused on strengthening balance sheet and competitiveness o Business resilience strengthen by FX and Brent hedging portfolio o JV with K-C: closing estimated for 3Q26, as planned o Paper & Packaging business to benefit from higher prices and volumes within Brazilian operations

Investor Relations ir.suzano.com.br ri@suzano.com.br Q&A 1Q26